

worddata ™
a helloWoofy brand

AI Powered API Powering ALL
Copy Creation Online
("Autocomplete as a Service")

helloWoofy™

Smart Marketing for Underdogs

Clunky / Data Starved but Affordable


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Today
Twitter Analytics now open to ALL users! Just go to (even if you don't advertise) and click analytics at the top.
Originally tweeted on 6/13/2013 10:06:30 AM
12:04 PM
4 Retweets
0 Favorites
0 Mentions
0 Clicks
730 Potential
Ha! RT Love this from on responsive design: "If you have to pinch to read content, you didn't do it right."
12:01 PM
0 Retweets
0 Favorites
0 Mentions
730

Clunky / Data Rich and Unaffordable + No True AI



We've been there...

Experienced founder felt the pain of creating content, managing marketing assets, setting schedules and running 6+ social media platforms on a lean budget.

Businesses fail to engage effectively with leads online or visually see where customers come from. We started with social media management and soon, will have the means to write ALL marketing copy at scale using our smart content creation engine (patent pending)

Industry Size: $18B+ by 2023



The solution

Engines



Artificial Intelligence



Platform Compliance



Predictive Linguistics

word|data ™

AI Powered API



Colorblind Support



1st Party Data



Post Schedule Optimization



Natural Language Processing



Voice Assist



Vision/Object Detection

Smart Marketing for Underdogs (aka Small Businesses)



Patent Filings



Woofy.ai

Unlock Pro



I love dogs

Copy to Clipboard

I love dogs?

I love dogs? yes

...rds that go well with your social media post.



Click on the hashtags and
emojis to copy

#instamood

#photooftheday

#instablog

I love

#heart

#poetry

#feelings

#aktivler

Demo of HelloWoofy.com

Translate Your Copy-writing into any Language

Create New Post

What do you want to say?

English   Spanish

Social media is a great marketing tool [tab]

https://www.socialmediaexaminer.com/organic-social-content-marketing...

Autocomplete Social Posts Saving You Time

See **Quotes** and **Hashtags** from any Article URL

Quotes

"Every time he posts something new to Medium, he sends an email directing his email list to that post so that it generates claps."

+ add to post

Hashtags   URL Related

#TWITTER   #FACEBOOK   #CONTENT   #ONE

#LINKEDIN   #ALGORITHM   #MEDIUM   #ENGAGEMENT

Emojis

Soon: **SEO** Optimized Blog Posts Too!

Emojis May Drive Significant Uplifts in **Engagement** (A.I. Recommended)

Post Date
● Post Now
○ Schedule Post

Select hour

Select Hour

Images Related Hashtags

#SocialMedia   #Technology

#Instagram   #SocialMediaManager

#YoutubeVideos   #DigitalMarketing

#SocialMediaMarketing #Facebook

+ADD PHOTO OR VIDEO

See Copyright Free **Graphics** Based on Your Social Media Post and **Suggested** Hashtags

Canva

PicMonkey

design bold

Choose your social account   CANCEL   POST

Use Your Favorite **Graphic Editors** to Create Works of Art!

Autocomplete Post, Find Trending Hashtags, Engaging Emojis and More....



Create New Post
What do you want to say?
English
English
I love you tab
Quotes
Add a URL above and Woofy will fetch quote suggestions
Hashtags
Entrepreneur Hashtags
#VENTURECAPITAL
#STARTUPS
#LEADERSHIP
#ANGELINVESTORS
#INCUBATORS
#MEDIA
#INSPIRATIONSUCCESS...
Emojis
Select Hour
Images Related Hashtags
#LOVE
#FLOWER
#YOU
#TEXT
#LOVE
#PLANT
#FLOWER
#PINK
#YOU
#ILOVEYOU
#TEXT
#FONT

Be aware of how similar your content is... Upload Images w/ Text...Let Woofy Type It



The Future IS NOT PREDICTED
Love this #awesome quote: The Future IS NOT PREDICTED BUT THE FUTURE IS C
This post is similar to what you have posted within the last 60 days. The similarity is:
Library 80%
Facebook 21%
Instagram 28%
Category: HW: Motivational
The Future IS NOT PREDICTED BUT THE FUTURE IS CREATED
ASK YOURSELF IF WHAT YOU ARE DOING TODAY IS GETTING YOU CLOSER TO WHERE YO
TOMORROW. #inspiration
This post is similar to what you have posted within the last 60 days. The similarity is:
Library 96%
Facebook 100%
Instagram 100%
Linkedin 100%
Category: HW: Motivational
ASK YOURSELF IF WHAT YOU ARE DOING TODAY IS GETTING YOU CLOSER TO WHERE YOU WANT TO BE TOMORROW.

Write Long Form Content Like a Pro...Automagically



Create Blog Post
My Drafts
Upload Blog Post
My Folders
Add Folder
Title
URL will appear after publishing this article to your blog
English
French
2 min read
What's on your min d? tab
I love this text!

1. Blog Articles
2. Whitepapers
3. and more.



Watch Demo

AI Powered Autocomplete for Copy Creation

autocomplete

Demo of Google Chrome Extension: Autocomplete Anywhere on the Internet Using AI



Facebook

@Arjun Rai

☐ 👥 Group @🚀 Content Master...

☐ 👤 Event @{LIVE] What's Ne...

Amazon Alexa Flash Briefings

☑ amazon alexa
HelloWoofy Skill (Coming Soon)

Choose your social account ▾

Creators share content directly into the living rooms of their listeners, fans and customers.

Schedule text, audio or video posts alongside popular social media websites using your **favorite marketing platform, hellowoofy.**

Smart speaker marketing...for every underdog!

Click to See DEMO



amazon alexa

HelloWoofy Skill (Coming Soon)



emojidata
Arjun
NAVIGATION
Dashboard
Demo
Analytics
Keys
Plans & Credits
Docs
Your API Consumption
Total: 11817313
Last 365 days
RealTime Emoji Tracker
Your API Consumption
Total: 11817313

Last 365 days
2020-06-19
2020-06-28
2020-07-07
2020-07-16
2020-07-25
2020-08-03
2020-08-12
2020-08-21
2020-08-30
2020-09-10

API Calls

~5M+ Monthly

~20M+ Total

Combined, Google, Amazon and Microsoft Provided Over $250,000 in Credits for Tech Expansion and Data Science Research

AI Powered API Powering ALL Copy Creation Online ("Autocomplete as a Service")

Enterprise Play: WordData / EmojiData API



- ✍️ API Call Based Pricing
- 📱 SaaS SMM Platform
- 📺 Google Chrome Extension

and more.







emojidata
Home
Blog
Client Login / Signup
World's 🌎 first programmatic 💻 emoji database + API
Contextually find relevant emojis and words in real time
Watch Video
Real Time Use of Emojis Across Globe 🌎
6,000,000 API Calls a Month (and growing)
worddata™





autocomplete
Woofy for Chrome
Autocomplete
Emoji suggestions
All emojis
Single Post
Add to Library
New Message
Recipients
Subject
This is amazing. How are you?
Thanks,
Arjun Rai :)
Founder and CEO, HelloWoofy.com / Woofy.ai
Sans Serif

~21,900% Growth in 2020



Today

Gross volume ⌄	Yesterday ⌄
$324.00	$162.00
11:22 PM	



12:00 AM — Now, 11:22 PM

Reports overview

Custom ⌄ | 📅 Mar 1–Sep 9 | compared to | Previous year ⌄

Gross volume `+5,803.0%`		Net volume from sales ℹ `+5,390.9%`	
$95,962.55	$1,625.65	**$86,039.25**	$1,566.93
Mar 2020 — Sep 2020		Mar 2020 — Sep 20	



Monthly Sales
~$10k-$15k

Total Sales
~$200,000

Customers
~7,000 SMBs

#



~6,200 B2B Customers

Social Media Managers


Ned Donovan


Ali Mahvan

Brands and Small Businesses


CLOUD SOFTWARE ASSOCIATION

LEDADIMARTI
MILANO

Social Media Agencies


DIGITIDE


TRIANGLE SOCIAL MEDIA


DAN WOERHEIDE
MARKETING & BUSINESS COACH



Go to Market Strategy

Unique technology allows Woofy to compete and capture where leading competitors can't due to limitations in language, tech and pricing options.

Step 1: Capture Tier 2/3 Countries
Step 2: Use global dominance to Capture Tier 1 Countries
Step 3: Use First Party Training Data to Improve AI... Offer API as a Service

● ~6,000 Leads
● ~5,000 Customers

**Co-Creation: Integrated
with Hootsuite (18M+ Pros)**



helloWoofy™

	helloWoofy	Hootsuite	buffer	MeetEdgar
Social Media Management	✓	✓	✓	✓
Desktop Dashboard	✓	✓	✓	✓
Infographic/Visual Analytics	✓	✓	✓	✗
Mobile App	✓	✓	✓	✗
Recurrence/Automation	✓	✗	✗	✓
AI/ML/Compliance Engines	✓	✗	✗	✗
1st Party Data Insights/Trends	✓	✗	✗	✗
Voice Assist/Colorblind Support	✓	✗	✗	✗
Long Form Content AI Creator	✓	✗	✗	✗
Autocomplete Posts	✓	✗	✗	✗
Basic Plans	$49 - $129	$29 - $129	$10 - $199	$49

10 Year Vision





Step 1

Step 2

Step 3

Giveaway product as "loss leader" reaching critical mass of users at an affordable price point crushing "competitors" on traditional SaaS business models within industry...

+ In App Purchases of Premium Features (HelloWoofy generates commissions via third party vendors 10-15%)

Use first party data + 500M data points to train autocomplete as a service API, WordData.ai, further increasing accuracy of AI outputs exponentially...

Power the internet with all things writing based (forms, emails, blog posts, social media content, ad copy etc.) using browser extensions or custom enterprise API integration of WordData.ai tech into platforms...

AI Powered API Powering ALL Copy Creation Online ("Autocomplete as a Service")

autocomplete

The Experts



Founder



Arjun
CEO + INVESTOR

Data Science and Artificial Intelligence Research



Sunil
LEAD DATA SCIENTIST



Arun
DATA SCIENTIST



Abhi
FULL STACK ENGINEER

Design, UX and UI



Ana
LEAD AI DESIGNER



Alla
JUNIOR DESIGNER



Beatriz
UI DESIGNER

Growth Marketing



Michael
VP OF PAID MARKETING

Engineering and Product



Anton
VP OF ENGINEERING



Georgi
LEAD ENGINEERING MANAGER



Alex
SENIOR ENGINEER



Alex
FULL STACK ENGINEER



Alek
LEAD QA ENGINEER



Vitaliy
IOS ENGINEER



Nik
ANDROID ENGINEER

Executive Assistants



Buel
CHIEF WOOF OFFICER



Amber
CHIEF MEOW OFFICER



Coal
CHIEF PURR OFFICER



Investors and Advisors

 



Bonnie Halper
Editor in Chief,
StartupOneStop.com

Advisor
Content/Communications/
Human Resources



Steve Hayden
Former Vice Chairman and CCO,
Ogilvy Worldwide

Investor
Marketing/Branding/Biz Dev



Jodie Green
Founder, Little Dragon Digital

Advisor and Investor
Strategy/PR/Marketing



Tim Draper
Founder, Draper Associates

Strategic Partnerships,
Media and Press



Roger Marion
Founder, Marion and Allen

Legal Counsel
Legal/Finance/Investor Relations



Raising via Equity Crowdfunding!



Beier Cai
Founding Lead Engineer, Hootsuite
Founder, Commit

Advisor
Engineering/Data Science



Michael Donnelly
Managing Director, Lighthouse
Labs LLC.,

Partnerships, Agency Relations
and Marketing



Scott Kallick
Business Coach

Strategy, Culture and HR



Glenn Argenbright
General Partner, Quake Capital

Human Resources



Danielle and Michael
1517 Fund (Scout Venture for Peter
Thiel)

Strategy and Culture



Troy Sandidge
Social Media Executive

Partnerships, Media, Product

word|data ™

a helloWoofy project

AI Powered API Powering ALL Copy Creation Online ("Autocomplete as a Service")



Thank you

ASK FOR A DEMO. ONBOARDING IN 15 MINS OR LESS.

helloWoofy ™

arjun@hellowoofy.com

What Did the Judges Say on TV?



"I also noticed that [Arjun] was very precise about where he was suppose to stand...to create a great product you really have look for that perfection..." - Tim Draper, Billionaire VC and Founder of Draper Associates

"We thought it had incredible unique-ness...I don't know anyone doing AI for emojis..." - Tim Draper, Billionaire VC and Founder of Draper Associates

"Feels like autocomplete in iMessage except it actually works." - Nick Mehta, CEO, Gainsight

"You can help us look really hip on social media...this is amazing!" - Nick Mehta, CEO, Gainsight

"He's found a market pinpoint that being a business person is real." - Nick Mehta, CEO, Gainsight

"I was impressed with the technology...this is a great use case." - Nick Mehta, CEO, Gainsight

"He's a very impressive guy and I am all for it. [...] I like the guy."" - Bill Draper, Draper Richards Kaplan Foundation

"[...] Woofy, for me...it's the full package of compelling story, clear articulation of the vision, neat technology, good design." - Nick Mehta, CEO, Gainsight



HelloWoofy

HelloWoofy, the software platform that uses AI and data science to make social media marketing easy, has been on the Network for about two months now. So far, they've raised an impressive $324,212.

Since our last update, **HelloWoofy** was featured on Sony Entertainment Television's show, *Meet the Drapers*. It's a reality show where entrepreneurs pitch their companies to Tim Draper and his father, Bill.

HelloWoofy's founder and CEO, Arjun Rai, is excited to report that his startup won the first round of the show and is now in first place based on the overall raise total of any contestant [...] It'll be interesting to see what they do next.

[...]

We'll talk soon.

Until next time,

Neil Patel









"Emojis in a tweet can **increase engagement by 25.4%** and emojis in a facebook post can and the number of comment **increase the number of likes by 57%** and shares by 33%."

Hubspot Research Article



"48% of respondents […] say they are more likely to follow a brand on social media if it uses emojis, while **44% claim to be more likely to purchase products** that are advertised using emojis."

Adobe Emoji Trend Report, July 2019



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